Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

April 8, 2011

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re: Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you in a letter dated December 10, 2010 to its Registration Statement on form N-2 (File No. 333-170519) (the "Registration Statement").  Your comments are set forth below in bold font and our response follows each respective comment.

Prospectus

Cover Pages

1.       If an offering is not successful, please disclose whether investor funds will be promptly returned and will they be net of sales charges. Please disclose whether an escrow will be used.

The Company does not anticipate making any registered offerings at this time.  The details of any offering would be furnished in an appropriate prospectus supplement and would include detailed disclosure, if applicable, regarding deposit of the purchase price and the return of funds not used to purchase offered securities.  The Company has historically only done underwritten offerings, which do not utilize deposits, return of funds mechanisms or escrows.  As a consequence, it is unlikely such disclosure would be required.

Securities and Exchange Commission
April 8, 2011

2.       Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk"; (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

The Company believes that the Summary and Risk Factors portion of the Registration Statement adequately address the characteristics and risks related to the securities in which the Company primarily invests and that singling out one characteristic on the front cover is unnecessary.  In addition, most business development companies invest in similar types of securities and we are not aware of any that include this type of disclosure on the front cover.

3.       Please disclose on the front cover of the base prospectus and the prospectus supplement that the Fund can conduct offerings of its common stock at prices below NAV. Please mention on the front cover the dilution risk created by the Fund's ability to offer shares at prices below NAV. In addition, please provide a citation to a more detailed discussion of the risks of dilution that should be added to the prospectus summary. This discussion should disclose that continuous below-NAV offerings "off the shelf" may have a negative impact on total returns and could have a negative effect on the market price of the shares.

In the event the Company offers shares of its common stock below net asset value, the Company undertakes to include the following disclosure on the cover page to the prospectus supplement related to such issuance to be filed pursuant to Rule 497 under the Securities Act of 1933:

"We are offering shares of our common stock at a discount from our most recently determined net asset value per share pursuant to authority granted by our stockholders at the annual meeting of stockholders held on August 3, 2010.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. See “Risk Factors” beginning on page __ of the accompanying prospectus and “Sales of Common Stock Below Net Asset Value” beginning on page S-__ of this prospectus supplement and on page __  of the accompanying prospectus."

Securities and Exchange Commission
April 8, 2011

Prospectus Summary

1.       The section, "Apollo Investment," states: "our portfolio is comprised primarily of investments in long-term subordinated debt, referred to as mezzanine debt, and senior secured loans of private middle-market companies..." Similarly, a subsection on page 19 is titled: "we invest primarily in mezzanine debt and senior secured loans..." The subsection, "Investments," on page 59, states, however, that the Fund's "target portfolio will generally more heavily weighted toward mezzanine loans." The financial statements indicate that mezzanine loans exceed senior secured loans by a ratio of approximately 2:1. Please revise the disclosure, throughout the prospectus, to make clear the following: "the Fund's portfolio is comprised primarily of investments in long-term subordinated debt, referred to as mezzanine debt. The Fund also invests in senior secured loans of private middle-market companies..." Please also describe in the prospectus summary the risks of investing primarily in mezzanine loans.

The Company views its mezzanine debt and senior secured loan investments as part of a unified investment strategy in which the proportions of these two components shift and not as two separate investment strategies.  The Company has, however, revised the cited disclosure to clarify that its portfolio is comprised primarily of investments in subordinated debt and senior secured loans of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $200 million.

2.       The same section also states that "during our fiscal year ended March 31, 2010, we invested $716 million across 5 new and 24 existing portfolio companies, primarily through opportunistic secondary market purchases."

a)	Do "opportunistic secondary market purchases" refer to purchases at a discount from par?

The word "opportunistic" does not correlate with purchases at a discount from par, but rather to purchases at what AIM believes to be an attractive value or in circumstances where the security would not normally be expected to be available for purchase.  Attractive value may include, for example, purchase at the same price as the Company paid at issuance, where the Company believes the issuer's credit quality has improved or is likely to refinance in

Securities and Exchange Commission
April 8, 2011

circumstances where the Company would earn a premium.  Such purchases may be at a discount or a premium.

b)	Please inform us about the "secondary market" for the debt securities issued by "private middle market companies," which is also referred to in the "Investments" subsection, on page 59.

Historically, the secondary market for securities of private middle market companies was quite thin except in larger syndicated issuances by larger more established  companies, often formerly public companies that have gone or been taken private.  The dislocations in the financial markets over the past three years have resulted in liquidations and repositionings of portfolios and an increase in the volume of secondary transactions.  In addition, the Company has historically invested a portion of its assets in larger companies within this segment, whose private securities tend to be in larger tranches and accordingly are viewed as  more liquid.

c)
Please clarify for us what is meant by "opportunistic secondary market purchases" with respect to "existing portfolio companies." If a portfolio company's loans are trading at attractive prices relative to par, would that difference not be offset by a corresponding decline in the value of the portfolio loans?

Please see the response to Comment 2(a) above.  Further, a purchase at an attractive price in relationship to par value may be the same price at which the Company bought or values its position or even a higher price than the Company's prior purchases or valuations.

d)	How does the Fund account for the amortization of market discount and the accrual of unrealized appreciation on debt securities acquired at a market discount?

Amortization of premiums and discounts are accounted for using the “interest method” under FASB ASC 946-320-35-20 and as explained in FASB ASC 310-20-35-18 to effect a constant effective yield.  Any accrual of unrealized appreciation or depreciation is calculated by comparing the difference between amortized cost and fair market value.

If, for example, the Company purchases an instrument at 93% of principal with 7 years remaining to maturity, the Company will amortize 1% per year into income and cost (assuming the instrument remains performing).  If, due to market changes or improvements in the creditworthiness of the issuer, the instrument is valued at a price higher than the Company's

Securities and Exchange Commission
April 8, 2011

amortized cost, the Company will record an unrealized gain.  As the instrument comes closer to maturity (assuming it remains performing), the amortized cost and value will tend to converge, both arriving at par upon repayment.  Parallel principles apply with respect to losses in value.

e)	Does the Fund make distributions to shareholders attributable to the amortization of market discount? If so, please disclose where the cash comes from.

The Company has historically made distributions to shareholders from accumulated net investment income and from net realized capital gains, as applicable.  The Company follows accrual based accounting for income and expenses and has not had any “working capital” issues or concerns since its initial public offering ("IPO") almost seven years ago.  In some quarters accrued income exceeds cash income/receipts, in other quarters cash income/receipts exceeds accrual income and over time the two generally balance out.  There also have been no trends of increasing leverage over that period due to any cash “shortfall” or timing issues.  These elements reflect the ongoing long-term business operations of the Company.  The Company has added disclosure that over time it expects that distributions of income will be sourced from income.

f)	Does the Fund pay incentive fees to the adviser attributable to the amortization of market discount. If so, please disclose where the cash comes from.

Please see response above for item 2(d) and 2(e).  In effect, the Company both makes distributions to shareholders and, if the applicable quarterly hurdle is satisfied, pays income incentive fees to its adviser that may in part be based on amortized income.  Such distributions are sourced from income as described above.  All income and expense is accrued for as discussed above.

3.       Please revise the fifth paragraph of the same section to present the weighted average yields, as of a current date, on the Fund's subordinated debt portfolio, senior secured loan portfolio, and total debt portfolio. Please also describe the composition of the Fund's portfolio, as of a current date, with respect to the types of securities and their relative percentages.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-3.

Securities and Exchange Commission
April 8, 2011

4.       With respect to the "Determination of Net Asset Value," discussed on pages 3 and 15:

a)
Please clarify whether the board uses the "independent valuation firm" to assist it with the valuation of every security that would be classified as "Level 2" and "Level 3" assets under FASB Accounting Standards Codification Topic 820 ("Topic 820").

The Company's Board of Directors has always used independent valuation firms chosen by the Board to assist it with the valuation of securities whose quotes are either not readily available as required by the 1940 Act or deemed not to represent fair value.  Except for U.S.  Treasury securities, all securities held as of December 31, 2010 have been classified as Level 3.

b)	Please identify the independent valuation firm that the Fund uses.

The Company's independent valuation firms are engaged by the Company at the direction of its Board of Directors.  Currently, CBIZ, Murray Devine, and Valuation Research Corp. serve as the Company's independent valuation firms.

c)
Please inform us whether the board has approved the valuation methodology of the valuation firm that it uses and whether the board also reviews regularly the accuracy of such methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Independent valuation firms use the various valuation methods set forth in Topic 820.  Accordingly, the Board has not approved a particular methodology.  Rather, as described in the base prospectus, under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Valuation of Portfolio Investments", the Board reviews the factual data, methodology or methodologies and results, together with other inputs, in arriving at fair valuation.  The Board performs this review quarterly and consequently is able over time to confirm the usefulness of being able to review the results of multiple methodologies, including through backtesting.

Securities and Exchange Commission
April 8, 2011

d)	Please explain to us why it is not a conflict of interest for AIM and AGM, or any other firm that has a role in selecting the Fund's investments, to participate in the valuation of those investments.

AIM helps facilitate each valuation firm's process by providing the firm with valuation data and other requested information.  The firm may use or reject the use of such data and information in its valuation process.  Similarly, the Board may ignore or use such information and data in its discretion in the course of arriving at its valuations.  AIM generally has a more in-depth understanding of the issuer than other market participants.  Inasmuch as AIM does not value the Company's portfolio securities, the Company believes that any conflict of interest arising in connection with the role they perform in the valuation process is minimal.  AGM controls AIM, but does not have a day-to-day role in the operations of the Company.

5.       The section, "Dividends on Common Stock," on page 4, states that "we may not be able to maintain the current level of dividend payments, including due to regulatory requirements." Please explain to us what "regulatory requirements" are referred to in this statement?

"Regulatory requirements" refers to the requirements set forth under Section 18 of the 1940 Act.  While the Company has certain senior securities outstanding, it is prohibited from making any distributions to its stockholders or repurchasing such securities unless the Company is able to meet the applicable asset coverage ratio required by Section 18(a)(1)(A) as modified by Section 61 of the 1940 Act.

6.       Please disclose whether all quarterly distributions will be made from cash paid, or realized, from the Fund's portfolio investments. If any of these quarterly distributions may include returns of the offering proceeds or of paid-in capital, please add appropriate disclosure.

Quarterly distributions to date have not included returns of capital and have been in cash.  While the Company currently intends to pay future dividends in cash, the Company has the ability, among other options, to pay future dividends partially in stock or out of capital or proceeds.  The Company has added appropriate disclosure regarding the expected source of distributions.

Securities and Exchange Commission
April 8, 2011

7.       Although the registration statement is being used to register preferred shares, the section "Dividends on Preferred Stock, on page 4, states that the Fund "may issue preferred stock from time to time, although we have no immediate intention to do so." The title of a subsection, on page 14, is: "We may in the future determine to fund a portion of our investment with preferred stock..." Please inform us whether the Fund may issue preferred shares within one year of this registration statement being declared effective. If it may do so please disclose this possibility and include the costs of issuance in the fee table.

The Company does not currently anticipate issuing any preferred shares within one year of the Registration Statement being declared effective.  The Company therefore believes the current disclosure is accurate.  The issuance of preferred shares will depend on a variety of market and regulatory factors that could change dramatically during the effectiveness of the registration statement.

8.       The section, "Plan of Distribution," on page 5, mentions that the maximum compensation to underwriters or dealers may not exceed 8% of the aggregate offering price of the Fund's securities. Please inform us what the actual sales load is anticipated to be on the Fund's shares.

The Company does not anticipate making any offerings at this time.  At the time of an offering, the actual underwriting discount on the Company's shares of common stock will be disclosed in a prospectus supplement.  The actual underwriting discount to be paid by the Company on share offerings is anticipated to range from no underwriting discount (in the case of an offering directly by the Company without brokers or underwriters) to up to 5.0% (in the case of a fully underwritten offering).

Fees and Expenses, page 6

1.       Please revise the second sentence in the narrative preceding the fee table to state: "we caution you that the percentage indicated for 'Other Expenses' in the table below is an estimate and may vary."

Securities and Exchange Commission
April 8, 2011

The second sentence in the narrative preceding the fee table has been revised as requested.

2.       As the fund accrues unrealized gains, it should also accrue the corresponding incentive fee on capital gains and include this amount for the period with the incentive fee on liquidated capital gains presented in the fee table. Please confirm to us that this amount corresponds to the amount presented in the financial statements.

The Company's fee table and corresponding financial statements are represented and presented exactly as requested by the SEC as the result of a lengthy BDC sweep examination regarding incentive compensation conducted by the SEC in 2004 and 2005.  The Company continues to believe these prior SEC directives are consistent with U.S. GAAP and requires the Company to ignore unrealized capital appreciation in computing its accrued liability and expense for capital gains based incentive compensation.

The following paragraphs outline the Company's views on the Staff’s recent accounting question underlying the comment.

In 2004 and 2005, the Fort Worth Regional Office represented the SEC in a lengthy, in-depth sweep examination of BDC incentive compensation that included the accounting calculations and methodology as well as all disclosures, including the fee and hypothetical expense tables “to allow investors to assess its impact on the Registrant’s expenses (See Form N-2 instruction 7.b to Item 3.1).”  In particular, the sweep included a careful review of BDC registration and financial statements and a determination by the SEC of the proper format, contents and detailed footnotes, including for the fee and hypothetical expense tables regarding incentive compensation.  As a result of that sweep and nearly a year of detailed discussions with the Staff, the Company was instructed by the Staff on a number of items, including how the SEC wanted the Company to calculate the capital gains portion of the incentive fee and how the Company should reflect and convey such calculation and methodology in its various disclosure statements (again, including how to incorporate them into the Company’s fee and hypothetical expense tables and detailed footnotes within its registration statements, among other places). Please note that the fee table is required to be derived from the financial statements of the BDC and the fact that the SEC did not at that time require any accruals of the type mentioned in this comment evidences that the SEC has been of the view that such accruals are not consistent with GAAP.  Again, there was no instruction, direction or suggestion at any point during this nearly year-long study of BDC incentive compensation that the Company should post and adjust liability and expense accruals for possible future incentive compensation that might become payable in respect of unrealized capital appreciation.  The SEC

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April 8, 2011

also directed the Company to amend its investment advisory agreement specifically to reflect all such changes.

The Company is not aware of any change in accounting standards that would suggest any of these conclusions previously reached by the SEC should be revisited.  ASC 946-20-25-10 for investment companies continues to require that investment companies accrue advisory compensation based on the terms of the advisory agreement in effect and, as a consequence of the mandatory BDC investment advisory agreement provision referred to below, prohibits BDCs from taking unrealized capital appreciation into account in determining accruals under their investment advisory agreements.  BDC managers are prohibited by statute (Section 205 of the Investment Advisers Act) from earning or being paid any amount of incentive compensation that takes into account in any way any unrealized capital appreciation, and the Company's investment advisory agreement reflects this statutory prohibition.  ASC 946-20-25-10 states that "performance fees by an investment adviser under an investment advisory agreement shall be accrued at interim dates based on actual performance through the accrual date."  Both Section 205 of the Investment Advisers Act and the Company's investment advisory agreement prohibit it from including unrealized capital appreciation in its actual performance for this purpose.  This prohibition is also consistent with instruction 7.a to item 3 of Form N-2 with regard to the fee table, which permits inclusion of only those investment advisory and other management fees that are “payable to the investment adviser or its affiliates”.  As demonstrated above, unrealized appreciation is not a permissible component of any fee payable by the Company to the investment adviser.

The FASB's current definitions and guidance under its Conceptual Framework — Elements and Recognition lead to the same conclusion.  These state "A liability of an entity is a present economic obligation for which an entity is the obligor."  "An economic obligation is an unconditional promise or other requirement to provide or forgo economic resources, including through risk protection."  "An entity does not have a present unconditional obligation for future actions it expects or intends to take but cannot be compelled to take…"  "The Board [FASB] agreed that the existence of a present obligation distinguishes a liability from a general risk."  Due to the operation of Section 205 and the conforming provisions of the Company's investment advisory agreement, the Company has no obligation (contingent or otherwise) in respect of unrealized capital appreciation.

It has been asserted recently that TIS 6910.29, which requires private unregistered investment partnerships to provide accruals for incentive compensation attributable to unrealized appreciation could also be applicable to BDCs.  However, TIS 6910.29 by its terms applies only to private unregistered investment partnerships and does not purport to apply to BDCs, which are publicly traded corporations whose stockholder returns are driven by public stock price movements and dividends paid.  Private unregistered investment partnerships follow partnership accounting, which BDCs do not follow.  The Company recognizes that a BDC’s treatment of unrealized capital appreciation is different than recent guidance for private unregistered

Securities and Exchange Commission
April 8, 2011

investment partnerships and believes there are several important reasons for this difference.  These differences, which were appropriately considered and reflected in the SEC's prior exhaustive directives regarding BDC incentive compensation, include fundamental differences in legal structure, operations and investor patterns from other types of entities.  A new introduction of liability and expense accruals for remote contingencies of incentive compensation attributable to the possible future realization of unrealized capital appreciation not payable to the investment adviser would, the Company respectfully submits, in fact be very misleading and confusing to investors in the Company and most other BDCs.  On the other hand, the incentive compensation arrangements applicable to substantially all private unregistered investment partnerships are based on total return, which includes unrealized capital appreciation.  Hedge funds, for example, pay incentive compensation frequently -- monthly, quarterly or annually.  Generally on a quarterly basis, even private equity funds pay a portion of the manager's total return-based tax accruals for incentive compensation.  Finally, AICPA SOP 3-4 and 95-2 further supports the distinction between BDCs and private unregistered investment partnerships by clearly differentiating public entities from non-public entities in their various conclusions. Considering the detailed instructions previously dictated by the SEC, the Company is not aware of any formal change in the SEC’s prior mandate or of any other new accounting standards or official pronouncements that would suggest BDCs should adhere to what the Company believes to be inapplicable methodologies for private partnerships as set forth in TIS 6910.29.

Therefore, and for all the above noted reasons and others which the Company would be pleased to discuss with the Staff, the Company believes the Staff’s suggestion should be handled through additional footnote disclosures or, as suggested by FASB principles, in additional risk disclosures.

3.       The disclosure, on page 21 states: "We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees." If the expenses incurred indirectly by the Fund as a result of its investments in "other investment companies," including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, "Acquired Fund Fees and Expenses," to the fee table with an estimate of the expenses. See Instruction 10.a. to Item 3 of Form N-2.

The Company has no investments in "other investment companies," but in the event the Company makes such investments it will add the appropriate disclosure in a prospectus supplement at the time of a registered offering.

Securities and Exchange Commission
April 8, 2011

4.       Note "4" states that "'net assets attributable to common stock' equal net assets as of March 31, 2010." Net assets attributable to common stock should be the average net assets for the year and not net assets at the end of the year. Please revise the fee calculations based on average net assets for the year.

The Company respectfully disagrees with this comment.  The General Instructions to Item 3 of Form N-2 suggests that the Company may use net assets, not the average.  The appropriateness of using the “end of period net assets” is reinforced by instruction 7.a to Item 3.1, which applies to business development companies, regarding the management fee calculation, which is one part of the total calculation and also requires end of period data.   To revise the disclosure as requested could be potentially misleading to investors.

5.       Please move the line item, "interest and other credit facility related expenses on borrowed funds," above the line item, "other expenses."

The line item, "interest and other credit facility related expenses on borrowed funds," has been moved as requested.

6.       Please provide the supporting calculations for the expenses in the example.

Supporting calculations for the expenses shown in the example will be furnished to the staff.

Risks Relating To Our Business and Structure, page 10

1.       The disclosure, on page 12, states: the Fund will invest in "original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements are included in income before we receive any corresponding cash payments. We also may be required to include in income

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April 8, 2011

certain other amounts that we do not receive in cash." Please disclose the risks created by investing in OID and market discount instruments, including the following:

a)
The higher interest rates of OID and market discount instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are arguably irrelevant to the adviser, who collects and higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b)
OID and market discount instruments may have unverifiable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c)	OID and market discount instruments generally represent a significantly higher credit risk than coupon loans.

d)
OID or market discount income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact.

e)
In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loans' LTV at a compounding rate.

f)	OID and market discount instruments create the risk of non-refundable cash payments to the advisor based on non-cash accruals that ultimately may not be realized.

The Company believes that nearly all of the statements requested would be inaccurate when applied to market discount instruments and that the Company's current disclosures, which were revised in the comment process in prior years, address the staff's

Securities and Exchange Commission
April 8, 2011

underlying concerns.  Please see our response for item 2(e) with regard to accrual based accounting. Since the Company's IPO, it has never had any working capital concerns or increased leverage trends over any extended period.

As you have requested in the course of our telephonic discussions, the Company will briefly outline the relationship between OID, market discount and interest deferral features, such as PIK.   OID occurs if, at the time of issuance, the Company acquires an instrument for less than its principal at maturity.  Market discount (MD) occurs if, at any time after issuance, the Company acquires an instrument for less than its principal at maturity (or for less than the adjusted original issue price if the instrument was issued with OID).  Interest deferral features occur (1) when the borrower is contractually permitted to defer payment of cash interest, which then increases the amount owed at a subsequent date, which may be prior to maturity or at maturity or (2) when the instrument itself provides for periodic increases in principal rather than any interest payment.  The Company does not generally invest to a significant extent in instruments with significant OID either at issuance or in the secondary market.  Debt instruments may experience MD without regard to whether they were issued with OID and in fact most long-term debt instruments trade either with MD or at a premium rather than at principal amount due to a host of factors only one of which is perceived credit risk.

As a consequence of the foregoing characteristics, the statement in item (a) that "the higher interest rates of OID and market discount instruments reflect the payment deferral and credit risk associated with them" is inaccurate.  The statement would be true of some interest deferral instruments (which, as discussed above, may or may not be OID instruments), but even then the statement would apply only on a case by case basis.  The risk factor "We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income" discloses the potential conflicts mentioned in item (a).  Please also see our response to item 2(e).

Although, as stated in item (b), OID and MD instruments may have unverifiable valuations, this is true of any privately issued instrument and would not be caused by the need for continuing judgments about collectibility and collateral value to any greater extent for OID and MD instruments than for non-OID or non-MD instruments.

Based on the explanations above, the statement in item (c) is not accurate.  Securities of AAA companies that trade with MD or were issued with OID do not carry higher credit risk than their coupon loans.  Nonetheless, the Company has added disclosure to the effect that loans structured with interest deferral features may represent higher credit risk than loans the interest on which must be paid in full in cash on a regular basis.

Securities and Exchange Commission
April 8, 2011

With respect to item (d), the Company does not believe there is any uncertainty regarding the source of its cash distributions.  Further, the cash to pay distributions in respect of accruals for deferred interest, MD or OID is as likely to come from repayments on or sales of other deferred interest, MD or OID instruments where the cash receipts have now matched the prior accruals and represents excess cash over GAAP income as it is to come from proceeds.

With respect to item (e), interest deferrals are taken into income and, because the Company calculates the base management fee quarterly in arrears and distributes substantially all of its income quarterly, do not increase assets under management for purposes of AIM's base fee.

The risk factor "We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income" addresses the matter described in item (f).

2.       Please disclose the percentage of the Fund's yield and unrealized capital gain that is attributable to OID and market discount.

The Company’s investments with OID, MD or deferred interest fluctuate quarter to quarter and year to year, and the variations have not had any material effect on operations, working capital or dividends to shareholders since the Company’s IPO in 2004.  Almost all of the Company's portfolio investments at some point have MD or market premium and few have OID as of December 31, 2010.  With respect to instruments with interest deferrals, the amount also fluctuates for reasons bearing no relationship to the terms of the instruments.  For example, some obligors have the right to defer interest but do not use it, while others may defer for a time for short-term capital needs and then pay off the accrued interest.  Consequently, the Company believes such disclosure would not meaningfully reflect material ongoing characteristics of its portfolio.

3.       With respect to the subsection, "provisions of the Maryland General Corporation Law...could deter takeover attempts...," on page 17, please provide a representation that the Fund will not amend its by-laws to repeal the exemption from the "Maryland Control Share Acquisition Act" without first seeking the staff's permission to do so, having regard for the provisions of Section 18(i) of the 1940 Act.

Securities and Exchange Commission
April 8, 2011

The Company has modified the disclosure to add that the Company will give the SEC prior notice if the Board determines to elect that the Maryland Act apply to it.

Dividends, page 29

Please also show dividends per share for the two quarters ended September 30, 2010.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-19.  This conforms to the established protocol of the Company to have the base prospectus focus on periods through the most recently completed fiscal year and the prospectus supplement focus on the interim periods, which change each quarter.

Selected Financial Data, page 32

Please show the results of operations and the per-share and balance sheet data for the two quarters ended September 30, 2010.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-4.

Portfolio and Investment Activity, page 37

1.       Wherever the Fund's investments and their yields "at March 31, 2010" are presented, please update the information to a more current date.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement on page S-11.

2.       Please disclose the number and percentage of the Fund's portfolio securities that are currently in default or on non-accrual status or that have payments currently in arrears.

Securities and Exchange Commission
April 8, 2011

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 41

Please disclose the Fund's investment income, expenses, net investment income, net realized gains, net realized appreciation, and net increase in net assets from operations for the first two quarters of the Fund's 2011 fiscal year, ended on September 30, 2010.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 43

1.       With respect to the disclosure about the revolving credit facility, on pages 13 and 43, and "Note 12" to the financial statements, please address the following issues.

a)
Does the revolving credit facility involve a subsidiary set up to hold Fund assets that serve as collateral for loans made under the credit facility? Will portfolio assets be transferred to a subsidiary entity in a sale transaction?

The revolving credit facility does not involve a subsidiary designed to hold Company assets that serve as collateral for loans made under the credit facility.  Under the facility, portfolio assets are not transferred to a subsidiary entity in a sale transaction.

b)	Alternatively, will the collateral assets remain consolidated on the Fund's balance sheet and count for the Fund's asset coverage requirements under the 1940 Act?

Under the facility, the collateral assets remain on the Company's balance sheet and count for its asset coverage requirements under the 1940 Act.

Securities and Exchange Commission
April 8, 2011

c)	In the event of "non-compliance with certain covenants," would the lender have contractual rights to seize Fund assets without adjudication?

The lender would have contractual rights to seize and sell Company assets without adjudication in an event of default, which could occur in connection with non-compliance with certain covenants.

2.       Please explain to us why the Fund uses its wholly-owned subsidiary, "AIC Holdco," to make investments indirectly through the various AIC Holdco SPVs. Does the Fund use this structure to make investments that it could not make directly? For example, in the case of the total return swap, does the use of a non-investment company subsidiary and non-recourse financing permit the Fund to use leverage that is not counted against its 200% limit? Please revise the disclosure to describe the AIC Holdco structure and its investments in plain English.

The Company established AIC Holdco as a holding company to facilitate making certain investments outside of the Company's senior credit facility.  The Company did not intend  use of this structure in order to make investments that it could not make directly.  One or more of AIC Holdco's subsidiaries may employ leverage that, if it were incurred as senior securities, would in isolation result in such subsidiary having asset coverage of less than 200%.  As of the date of this letter, we do not believe that leverage which is non-recourse to the Company is attributable to the Company for purposes of the 200% asset coverage ratio set forth in the 1940 Act.  The Company has simplified its description of these investments.

Dividends, page 46

Please disclose in the table the dividends paid by the Fund during the first two quarters of the current fiscal year.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission
April 8, 2011

Price Range of Common Stock, page 55

Please add to the chart the common stock price ranges for the first two quarters of the Fund's 2011 fiscal year. See Item 8.5.b. of Form N-2.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Price Range of Common Stock.

Apollo Investment, page 57

Please provide the yield and portfolio composition information in this section as of a current date.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Investments, page 59

1.       Please provide the portfolio composition information in this section as of a current date, as is done in the "Portfolio Companies" subsection on page 92.

The requested disclosure appears within the prospectus supplement portion of the Registration Statement under the heading Interim Management's Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission
April 8, 2011

2.           Please address the following issues raised by the disclosure in this subsection that the Fund may securitize its portfolio assets.

a)
Will the SPV be an investment company? In the alternative, will the SPV be deemed not to be an investment company by Rule 3a-7 under the 1940 Act or will relief be sought that permits the SPV to be ignored by means of a "look-through" from the Fund to the SPV's assets? Will the SPV be an eligible portfolio company?

b)
The disclosure states that the securities issued by the SPV will be "investment grade." The Fund's portfolio assets, however, are not generally investment grade. How will the SPV's securities achieve investment grade ratings?

c)
Please disclose that, because of adverse selection in the Fund's portfolio and the residual interests retained on the Fund's balance sheet, to the extent that the Fund engages in securitization investing in its shares will be riskier.

d)	Will the SPV be consolidated in the Fund's financial statements?

e)	Will the securitized assets count for purposes of the Fund's 200% asset coverage requirement?

f)	Will the transfer of portfolio assets to the SPV trigger the realization of their capital appreciation for purposes of the calculation of adviser's capital gain incentive fee?

g)
Please provide us with more information about how the Fund will make the investments referred to in the statement: "we may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes."

Any SPV will not likely be an investment company or a Rule 3a-7 company.  The SPV will also not likely be consolidated in the Company's financial statements.  Additionally, the Company reserves the right in the future to enter into any type of securitization transaction permitted under the 1940 Act and as such cannot provide the specific details you requested since the answers to your questions with regard to any future securitizations structure will depend upon the facts and circumstances of the specific securitization.

Securities and Exchange Commission
April 8, 2011

Plan of Distribution, page 151

The disclosure states that "pursuant to the terms of certain applicable registration rights agreements entered into by us, or that we may enter into in the future, certain holders of our securities may resell securities under this prospectus and as described in any related prospectus supplement." Please respond to the following issues raised by this disclosure:

a)	Are there currently any privately-placed shares outstanding, or does the Fund intend to do any private placements, that require the Fund to pay the costs of the resale registration?

Currently, there are no privately-placed shares outstanding nor does the Company currently anticipate any private placements that would entail registration rights requiring the Company to pay the costs of resale registrations.

On January 25, 2011, the Company closed on its private offering of 5.75% senior unsecured convertible notes due 2016.  The convertible notes and the shares of common stock issuable upon conversion of the convertible notes have not been registered under the 1933 Act or any applicable state securities laws.  Note holders do not have any registration rights and the Company will not file a shelf registration statement for the resale of the convertible notes or the common stock issuable upon conversion of such notes.   After the notes have been held for six months, under Rule 144 any shares of common stock obtained upon conversion will be freely saleable by non-affiliates.

b)	Does the Fund's board always make a good faith determination with respect to a commitment by the Fund to pay the expenses of a resale registration?

The Company has never had a commitment to pay the expenses of a resale registration.

c)	If the Fund expects to file any resale registrations during the coming year, please include the estimated expenses of these resale registrations in the fee table.

The Company does not expect to file any resale registrations during the coming year.

d)	Will the Fund make private placements at a market price below NAV?

Securities and Exchange Commission
April 8, 2011

The Company does not currently know if it will make any private placements at a market price below NAV.  The Company believes that a private placement of shares at a price below NAV does not present any different issues than a registered sale below NAV.

e)	If the Fund intends to make private placements, please disclose, where appropriate, the dilution risk created.

The Company does not currently anticipate making any private placements. In the event the Company does make such private placements, it will include dilution risks if applicable.

f)	Will the Fund's private placements rely on Section 4(2) of the 1933 Act, by means of the Rule 506 safe harbor of Regulation D?

The Company does not currently anticipate making any private placements and therefore does not know if any potential private placements will rely on Section 4(2) of the 1933 Act, Regulation 5 or some other exception.

Financial Statements

1.       The consent included in the Form N-2 references the audit opinion dated May 26, 2010. Why does the Report of Independent Registered Public Accounting Firm dated May 26, 2010 not contain the statement that securities have been confirmed or physically examined to substantiate their existence? Please refer to the Audit Guide, AAG- INV 11.08.

Based on conversation with our public accounting firm, we have the following understanding of requirements in this area.  The Audit Guide addresses the audit requirements of investment companies registered under the 1940 Act.  Paragraph 11.08 of the Audit Guide specifically requires an audit report of a registered investment company to include a statement that securities have been confirmed or physically examined to substantiate their existence.  Business development companies, however, are required under Section 64(a) of the 1940 Act to prepare financial statements pursuant to Section 13 of the Securities Exchange Act of 1934 and such Section 13 does not contain that same audit report requirement.   The Report of Independent Registered Public Accounting Firm for the Company therefore is not required to include the referenced statement.

Securities and Exchange Commission
April 8, 2011

2.       Cash Equivalents at March 31, 2010 were $449,828,000. What is the composition of cash and cash equivalents? Do any of the cash equivalents have associated AFFE?

The cash equivalents at March 31, 2010 were composed of US T-Bills, as noted on the Company’s Schedule of Investments.  Accordingly, they do not have any associated AFFE.

General

1.       We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Duly noted.

2.       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

On November 17, 2010, the Company filed an Amendment No. 1 to an application for an order pursuant to Sections 57(c) and (i) of the 1940 Act and Rule 17d-l promulgated thereunder, authorizing certain principal and joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4) of the 1940 Act.

3.       Please disclose supplementally whether the FINRA has reviewed the underwriting terms and arrangements of the offering.

The Company does not currently contemplate a registered offering, therefore FINRA has not reviewed any underwriting terms or arrangements.

Securities and Exchange Commission
April 8, 2011

*           *           *

The Company is eager to have the registration statement declared effective promptly.  Accordingly, we would appreciate resolving any open questions with you over the next two weeks.

Securities and Exchange Commission
April 8, 2011

Please call either Veronica Castillo at 212-735-3859 or Richard Prins at 212-735-2790.

Sincerely,
/s/ Richard T. Prins
Richard T. Prins